SECURITIES AND EXCHANGE COMMISSION


                      WASHINGTON, D.C.


                          FORM U-57


        NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


               Filed Under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


                   CHILQUINTA ENERGIA S.A.
               (Name of Foreign Utility Company)


                             by


                       SEMPRA ENERGY
                  (Name of Filing Company)



The Commission is requested to mail copies of all communications relating to this Notification to:

                       John R. Light
        Executive Vice President and General Counsel
                       Sempra Energy
                      101 Ash Street
                 San Diego, California 92101

NOTIFICATION

Sempra Energy ("Sempra"), a holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") pursuant to Section 3(a)(1) thereof and the corporate parent of both Southern California Gas Company ("SoCalGas"), a "public utility company" as that term is defined in the Holding Company Act, and San Diego Gas & Electric Company ("SDG&E"), also a "public utility company" as that term is defined in the Holding Company Act, hereby files with the Securities and Exchange Commission ("Commission"), pursuant to Section 33 of the Holding Company Act, this Form U-57 on behalf of CHILQUINTA ENERGIA S.A., a Chilean corporation ("Chilquinta Energia"), for the purpose of notifying the Commission that Chilquinta Energia is, and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Holding Company Act.

Sempra Energy International Chile Holdings I B.V., a Netherlands company which is an indirect subsidiary of Sempra Energy, and PSEG Chilean Equity Ltd, a Cayman company which is an indirect subsidiary of PSEG Americas Inc., each have a 50% ownership interest in Inversiones Sempra-PSEG Chile S.A. ("Inversiones"). On April 16, 1999, Inversiones entered into a Stock Purchase Agreement, pursuant to which it agreed to purchase from Chilquinta S.A., a Chilean corporation ("Seller"), 90.23% of the outstanding common stock in Chilquinta Energia. The purchases contemplated in the Stock Purchase Agreement are expected to be consummated on or about June 9, 1999. Pursuant to the Stock Purchase Agreement, Inversiones is obligated to make a tender offer for the remaining shares of Chilquinta Energia.

Chilquinta Energia indirectly owns 100% of Energas S.A. (a Chilean company), indirectly holds an approximate 37% controlling interest in Luz Del Sur S.A.A. (a Peruvian company), and indirectly holds an approximate 32% interest in Central Puerto S.A. (an Argentine company). Chilquinta Energia, either directly or through its subsidiaries and affiliates, holds various licenses from each of the respective Chilean, Argentine and Peruvian Governments, to distribute electricity and/or natural gas throughout various regions in each respective country.

Neither Chilquinta Energia nor any of its subsidiary companies owns or derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Chilquinta Energia nor any of its subsidiary companies is a public-utility company operating in the United States of America as such terms are defined in the Holding Company Act.

ITEM I

Name and business address of the entity claiming FUCO status:

CHILQUINTA ENERGIA S.A.
General Cruz No 222
Valparaiso, Chile


Description of the facilities used for the generation, transmission and distribution of electric energy for sale

Chilquinta Energia -- Chilquinta Energia derives its income from the generation, transmission and distribution of electric energy for sale to industrial, commercial and residential customers, either directly or through its holdings in Luz del Sur, Central Puerto and Energas, in Chile, Peru and Argentina.

Chilquinta Energia directly distributes electricity to approximately 405,000 customers in central Chile, north and west of the capital, Santiago. Chilquinta Energia's distributed energy sales in Chile's Quinta Region ("Region V") totaled approximately 1,362 gigawatt hours ("GWh") in 1998. Chilquinta Energia facilities include approximately 468.6 kilometers of electrical transmission and distribution lines.

Luz del Sur -- Luz del Sur S.A.A. ("Luz del Sur") is a Peruvian company which distributes electricity to customers in the southern zone of metropolitan Lima, Peru, and the surrounding areas. Pursuant to its license, Luz del Sur serves an area equivalent to 3,000 square kilometers and serves approximately 690,000 customers. Luz del Sur's 1998 energy sales totaled approximately 3,329 GWh.

Central Puerto -- Central Puerto S.A. ("Central Puerto"), an Argentine company, is a thermal electricity generator in the Republic of Argentina, with approximately 2,100 megawatts ("MW") of capacity. Central Puerto owns and operates two central generators located in Buenos Aires and a third generator located at Loma de la Lata, in the Province of Neuquen, in the Republic of Argentina.


Description of the facilities used for the distribution at retail of natural or manufactured gas

Energas -- Energas S.A. ("Energas"), is a Chilean company engaged in the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within Region

V, in central Chile. Energas began delivery to customers in central Chile in May 1998 and plans to reach more than 50,000 customers by its fifth year of operation.

Energas' facilities used for the distribution at retail of natural or manufactured gas include transportation and distribution lines, meters, pumps, valves and pressure and flow controllers.


Ownership of Voting Securities

Chilquinta Energia -- Upon giving effect to the purchases contemplated by the Stock Purchase Agreement, 90.23% of the common stock of Chilquinta Energia will be owned by Inversiones. Inversiones has agreed to offer the same price per share to the remaining 9.77% of shareholders for a limited time. In the event that the tender offer is fully subscribed, Inversiones will hold 100% of the voting stock of Chilquinta Energia.

Chilquinta Energia indirectly owns voting securities, as such term is defined in the Holding Company Act, totaling approximately 37%, of Luz del Sur; approximately 32% of the voting securities of Central Puerto; and approximately 100% of the voting securities of Energas.


ITEM 2

Domestic Associate Public-Utility Companies

Upon giving effect to the purchase contemplated in the Stock
Purchase Agreement, SoCalGas, SDG&E and Public Service Electric and Gas Company ("PSE&G") will be the only domestic associate public-utility companies, as such terms are defined in Sec. 2 of the Holding Company Act, of Chilquinta Energia. SoCalGas and SDG&E are subsidiaries of Sempra Energy. SoCalGas and SDG&E will pay no portion of the purchase price for Sempra Energy's interest in, and will themselves have no interest in, Chilquinta Energia. PSE&G is a direct subsidiary of Public Service Enterprise Group Incorporated ("PSEG"), a publicly-held holding company, exempt by rule under
Section 3(a)(1) of PUHCA. PSE&G will pay no portion of the purchase price for its affiliate's interest in, and will itself have no interest in, Chilquinta Energia. PSEG is filing simultaneously herewith a separate Form U-57 on behalf of Chilquinta Energia.


STATE COMMISSION CERTIFICATION

The certifications of the California Public Utilities Commission (the only state commission with jurisdiction over the retail rates of SoCalGas and SDG&E) required by Section 33(a)(2) of the Holding Company Act have been filed as to SoCalGas and SDG&E as exhibits to the Form U-57 filed on August 1, 1997 on behalf of Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V. by Enova Corporation and Pacific Enterprises (subsidiaries of Sempra Energy).



The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

SEMPRA ENERGY


                                 	By:   /s/ John R. Light
                                     -----------------------------------
                                    	John R. Light
                                    	Executive Vice President
                                     and General Counsel
                                    	Sempra Energy

June 8, 1999

5
S:\LAW\DATA\JGONZALEZ\FUCO\ENERQUINTA 5-27-99